Exhibit 99.2

Subsea 7 S.A. 412F, Route d’Esch L-2086 Luxembourg www.subsea7.com

April 19, 2011

Dear Shareholder,

The Annual General Meeting of Shareholders (formerly Acergy S.A.) (the “Meeting”) of Subsea 7 S.A. (the “Company”) will be held on Friday May 27, 2011 at 3.00 p.m. (local time) at the registered office of the Company, 412F, route d’Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a Société Anonyme, the Company’s affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company’s Articles of Incorporation, the Annual General Meeting will address the matters set out in the enclosed Notice.

Enclosed with this mailing are: the Notice of Annual General Meeting of Shareholders; the 2010 unconsolidated and consolidated financial statements of Subsea 7 S.A. (formerly Acergy S.A.) including the Reports of the Board of Directors and Authorised Statutory Auditor’s Reports; and the Proxy Card.   Shareholders of record at the close of business on April 14, 2011 will be entitled to vote at the Meeting.

If you wish your shares to be voted at the Meeting, please promptly sign, date and return the enclosed Proxy Card to ensure that it will be received in time. If you require further information or clarification on the above, please contact Karen Menzel, our Investor Relations Director, at karen.menzel@subsea7.com.

The agenda does not comprise any item with respect to appointments to the Board of Directors. Shareholders are reminded that, following completion of the combination between Acergy S.A. and Subsea 7 Inc. on January 7, 2011 the appointment of the current Board of Directors became effective. The Directors were appointed by the shareholders of Acergy S.A. at Extraordinary General Meetings on November 9, 2010 and December 20, 2010. At these Meetings, shareholders appointed Mr. Kristian Siem, Sir Peter Mason KBE, Mr. Jean Cahuzac, Mr. Mel Fitzgerald and Mr. Robert Long to serve for an initial term expiring at the Annual General Meeting to be held in June 2012. The initial term of the remaining Directors: Mr. Dod Fraser, Mr. Arild Schultz, Mr. Allen Stevens and Mr. Trond Westlie will expire at the following Annual General Meeting in June 2013.

The Company’s Board of Directors recommends that you vote in favour of the proposals to be considered at the Meeting.

Yours sincerely

Mr. Kristian Siem
Chairman

seabed-to-surface Registered Office: 412F, Route d’Esch L-2086 Luxembourg R.C.S. Luxembourg B 43172